SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 3

Under the Securities Exchange Act of 1934

Internet Commerce Corporation
(Name of Issuer)

Class A Common Stock, par value $.01
(Title of Class of Securities)

46059F109
(CUSIP Number)

Jeffrey W. LeRose
c/o Research Triangle Software, Inc.
1135 Kildaire Farm Road - Suite 200
Cary, North Carolina  27612
(919) 657-0505
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

James F. Verdonik, Esq.
Kilpatrick Stockton LLP
3737 Glenwood Avenue – Suite 400
Raleigh, North Carolina 27612
(919) 420-1700

December 12, 2001 through February 26, 2001
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

CUSIP No. 46059F109		Page 2 of 10
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey W. LeRose
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |__| (b) |__|
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (see Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |__|
6.	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,296,431
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,296,431
	10. SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,431 See Item 5(a)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |X| See Item 5(a)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.63%
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.           Security and Issuer.

         This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $.01 per share (the “Common Stock”), of Internet Commerce Corporation, a Delaware corporation (the “Company”).  The principal executive office of the Company is located at 805 Third Avenue, New York, New York 10022.

Item 2.           Identity and Background.

(a)        This Schedule 13D is being filed on behalf of Jeffrey W. LeRose (the “Reporting Person”).

(b)        The business address of the Reporting Person is c/o Research Triangle Software, Inc., 1135 Kildaire Farm Road, Suite 200, Cary, North Carolina  27511.

(c)        On September 24, 2001, the Reporting Person resigned from his former positions as the President of Research Triangle Commerce, Inc., a wholly owned subsidiary of the Company (“RTCI”), and as a director of the Company.

(d)        The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e)        The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         The Reporting Person is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

         On June 14, 2000, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, ICC Acquisition Corporation, Inc., a wholly owned subsidiary of the Company, RTCI, the Reporting Person and Blue Water Venture Fund II, L.L.C.

         On November 6, 2000, the transactions contemplated by the Merger Agreement were consummated and ICC Acquisition Corporation, Inc. merged with and into RTCI (the “Merger”), with RTCI surviving the Merger as a wholly owned subsidiary of the Company.  The Reporting Person received 1,754,675 shares of Common Stock and approximately $1,527,000 in cash pursuant to the Merger Agreement in exchange for all of his ownership interest in RTCI.

            Additionally, on May 30, 2001, the Company granted the Reporting Person options to purchase an aggregate of 75,000 shares of Common Stock (collectively, the “Options”) as follows:  (i) options to purchase 25,000 shares of Common Stock, which vested and became exercisable upon grant; and (ii) options to purchase an aggregate of 50,000 additional shares of Common Stock, which were scheduled to vest and become exercisable on May 30, 2002 and May 30, 2003, all of which options terminated upon the Reporting Person’s resignation from the Company.

Item 4.           Purpose of Transaction.

         The Reporting Person acquired the shares of Common Stock for investment purposes in consideration for the Reporting Person’s ownership interest in RTCI at the time of the Merger.

(a)        Except as set forth in subparagraphs (i) through (iii) below of this paragraph (a), the Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

            (i)            The securities of the Company held by the Reporting Person constitute a significant portion of the Reporting Person’s total personal net worth.  One of the Reporting Person’s investment goals is diversification, which would require some sales of the securities of the Company by the Reporting Person.  Accordingly, the Reporting Person may, from time to time, make decisions to sell securities of the Company based upon then-prevailing market conditions.  The securities of the Company held by the Reporting Person have been registered for resale as described in Item No. 6 below, and the Reporting Person is eligible to sell securities of the Company under Rule 144 and to make block sales of securities of the Company.

            (ii)            Under the terms of the Merger Agreement and a letter agreement dated May 31, 2001 by and between the Company and the Reporting Person (the “Letter Agreement”), the Reporting Person transferred 9,774 shares of Common Stock to the Company on February 22, 2002.

(b)        The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)        The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.  Although the Reporting Person did previously offer to repurchase the assets of RTCI from the Company, that offer has been withdrawn.

(d)           The Reporting Person is a holder of a large percentage of the securities of the Company.  On September 24, 2001, the Reporting Person resigned his former positions as the President of RTCI and as a director of the Company.  Reason for the Reporting Person’s resignation included his disagreements with the Company regarding diversification of its Board of  Directors to include independent members who are not officers, employees or consultants of the Company, and his disagreements with other policies of the Company’s management.  The Reporting Person believes that changes in the composition of the Company’s Board of Directors and management would benefit the shareholders of the Company.  However, the Reporting Person intends to continue to evaluate the composition of the Company’s Board of Directors and the Company’s management and to vote his shares accordingly.

(e)        The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f)         The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)        The Reporting Person does not have any plans or proposals that relate to or would result in changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person.

(h)        The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)         The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)         The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

(a)        The Reporting Person beneficially owns 1,296,431 shares of Common Stock, which, based on the Company’s most recent quarterly report, represents approximately 11.63% of the issued and outstanding shares of Common Stock.  These figures do not include the following: (x) 10,476 shares of Common Stock held by the Reporting Person’s wife, or (y) 3,144 shares of Common Stock held in irrevocable trusts for the benefit of various relatives of the Reporting Person of which the Reporting Person’s wife is the trustee.  The Reporting Person disclaims any beneficial interest in items (x) and (y) of the foregoing sentence.

(b)        The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 1,296,431 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c)        (i)            On December 12, 2001, the Reporting Person acquired 25,000 shares of Common Stock in December by exercising his Options for same.

            (ii)            The Reporting Person sold a total of 50,500 shares of Common Stock during the month of January, with individual sales of 11,500 shares on January 2, 2002; 4,500 shares on January 3, 2002; 10,000 shares on January 7, 2001; 6,000 shares on January 16, 2001; 6,500 shares on January 17, 2002; and 12,000 shares on January 31, 2002.

            (iii)            The Reporting Person sold a total of 98,000 shares of Common Stock during the month of February, with individual sales of 8,000 shares on February 1, 2002; 5,000 shares on February 4, 2002; 4,500 shares on February 5, 2002; 4,000 shares on February 11, 2002; 4,000 shares on February 12, 2002; 500 shares on February 13, 2002; 4,500 shares on February 14, 2002; 58,000 shares on February 15, 2002; 1,500 shares on February 20, 2002; 2,000 shares on February 25, 2002; and 6,000 shares on February 26, 2002.

            (iv)            The Reporting Person transferred 9,744 shares of Common Stock to the Company on February 22, 2002 pursuant to the Letter Agreement between Jeffrey W. LeRose and the Company dated as of May 31, 2001, a copy of which was previously filed as Exhibit F to the Schedule 13D filed by the Reporting Person on October 11, 2001.

(d)        No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         At the time of the Merger, the Reporting Person, Blue Water Venture Fund II, L.L.C. and the Company entered into a Registration Rights Agreement with respect to the shares of Common Stock held by the Reporting Person and Blue Water Venture Fund II, L.L.C.  that were issued pursuant to the Merger Agreement.

            Under the terms of the Registration  Rights  Agreement,  the Company filed a Registration  Statement  on Form S-3 (the “Registration Statement”) covering the resale of all of the shares of Common Stock covered by the  Registration  Rights  Agreement  (the  “Registrable Securities”) by the Reporting Person and other selling stockholders.  The Company is required to use its commercially reasonable best efforts to maintain the effectiveness of the Registration Statement continuously for the period ending on the earlier of (A) November 6, 2001 (subject to extension in certain instances), or (B) the date on  which  all of the  shares  of  Common  Stock  covered  by the Registration Statement have been sold and the distribution contemplated by the Registration Statement has been  completed.  In addition, holders of at least 20% of the Registrable Securities are entitled to two demand registration rights at the expense of the Company.  All holders of Registrable Securities have unlimited piggyback rights.  All registrations of Registrable Securities pursuant to the Registration Rights Agreement are subject to standard cutbacks, and holdbacks and may be suspended based on the occurrence of a material development condition.

            In connection with the Merger, the Reporting Person entered into an agreement with Marion Bass Securities Corporation (“Marion Bass”) to include in the Reporting   Person’s Demand Registration (as defined in the Registration Rights Agreement) certain shares of the Company held by Marion Bass in exchange for the waiver and termination of registration rights held by Marion Bass with respect to the RTCI securities held by Marion Bass prior to the Merger.

            Under the terms of the Merger Agreement and the Letter Agreement, the Reporting Person transferred 9,744 shares of Common Stock to the Company on February 22, 2002.

            Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7.          Material to be Filed as Exhibits.

Exhibit A:

Merger Agreement, incorporated by reference to the exhibit set forth in Item 7(c) of the Company’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on June 15, 2000.

Exhibit B:	RTCI’s Restricted Stock Plan, incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-8 filed with the Commission on November 6, 2000.
Exhibit C:	Registration Rights Agreement, incorporated by reference to Exhibit B set forth in Item 7 of the Schedule 13D filed by the Reporting Person with the Commission on November 16, 2000 to which this Amendment No. 2 relates.
Exhibit D:	Marion Bass Letter, incorporated by reference to Exhibit C set forth in Item 7 of the Schedule 13D filed by the Reporting Person with the Commission on November 16, 2001.

Exhibit E:	Resignation Letter, incorporated by reference to Exhibit 99.1 to the Company’s Periodic Report on Form 8-K filed with the Commission on September 26, 2001.
Exhibit F:	Letter Agreement, dated May 31, 2001 between the Company and the Reporting Person, incorporated by reference as Exhibit F to the Schedule 13D Amendment No. 1 filed with the Commission on October 11, 2001.
Exhibit G:	Internet Commerce Corporation Stock Option Plan, incorporated by reference as Exhibit 4.7 to Form S-8 filed with the Commission on June 22, 2000.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 15, 2001

/s/ Jeffrey W. LeRose Jeffrey W. LeRose

Exhibit Index

Exhibit	Description	Page
A	Merger Agreement	Incorporated by reference
B	RTCI’s Restricted Stock Plan	Incorporated by reference
C	Registration Right Agreement	Incorporated by reference
D	Marion Bass Letter	Incorporated by reference
E	Resignation	Incorporated by reference
F	Letter Agreement	Incorporated by reference
G	Amended and Restated Stock Option Plan	Incorporated by reference